UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

PROFESSIONAL DIVERSITY NETWORK, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

74312Y202

(CUSIP Number)

James M. Turner, Esq.

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

Tel: (212) 930-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y202	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Malven Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,251,737
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,251,737

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,251,737
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based upon an aggregate of 11,238,359 shares of common stock issued and outstanding, including 10,925,859 shares issued and outstanding as of May 20, 2020, as reported by the Issuer on its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 20, 2020 and 312,500 shares of common stock sold to the reporting person, as reported by the Issuer on its Form 8-K filed with the Securities and Exchange Commission on June 29, 2020. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

CUSIP No. 74312Y202	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Pui Lan Patrick Tsang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,251,737
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,251,737

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,251,737
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based upon an aggregate of 11,238,359 shares of common stock issued and outstanding, including 10,925,859 shares issued and outstanding as of May 20, 2020, as reported by the Issuer on its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 20, 2020 and 312,500 shares of common stock sold to the reporting person, as reported by the Issuer on its Form 8-K filed with the Securities and Exchange Commission on June 29, 2020. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

CUSIP No. 74312Y202	13D	Page 4 of 6 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Professional Diversity Network, Inc., a Delaware corporation (the “Issuer”). This Statement supplementally amends the initial statement on Schedule 13D, filed on April 27, 2020 (the “Initial Statement”) by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of a recent transaction, the total shares beneficial ownership by the Reporting Persons has increased by more than one percent of the outstanding shares of Common Stock of the Issuer. The Issuer’s principal executive offices are located at 801 W. Adams Street, Sixth Floor, Chicago, Illinois 60607.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby replaced in its entirety with the following:

The shares of Common Stock purchased by Malven were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

First Private Purchase

Malven purchased 1,939,237 shares of Common Stock at a price of $0.7735 per share directly from the Issuer in a private placement transaction pursuant to a stock purchase agreement dated March 22, 2020 (the “First Private Placement”). The First Private Placement closed on March 31, 2020. The aggregate purchase price of the 1,939,237 shares of Common Stock was approximately $1.5 million.

Second Private Purchase

Malven purchased 312,500 shares of Common Stock at a price of $3.20 per share directly from the Issuer in a private placement transaction pursuant to a stock purchase agreement dated June 26, 2020 (the “Second Private Placement”). The Second Private Placement closed on June 30, 2020. The aggregate purchase price of the 312,500 shares of Common Stock was $1.0 million.

Item 4. Purpose of Transaction.

No material change.

CUSIP No. 74312Y202	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby replaced in its entirety with the following:

(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon an aggregate of 11,238,359 shares of common stock issued and outstanding, including 10,925,859 shares issued and outstanding as of May 20, 2020, as reported by the Issuer on its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 20, 2020 and 312,500 shares of common stock sold to the reporting person, as reported by the Issuer on its Form 8-K filed with the Securities and Exchange Commission on June 29, 2020, representing percentage ownership of approximately 20.04% of the shares of Common Stock outstanding.

Mr. Tsang, as the sole director and shareholder of Malven, may be deemed to beneficially own the 2,251,737 shares of Common Stock beneficially owned by Malven, representing percentage ownership of approximately 20.04% of the shares of Common Stock outstanding.

(b) Malven and Mr. Tsang share voting and dispositive power over the 2,251,737 shares of Common Stock they may be deemed to beneficially own.

(c) The response to Item 3 hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, except as otherwise noted.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby replaced in its entirety with the following:

On April 27, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as an exhibit to the Initial Statement and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

No material change.

CUSIP No. 74312Y202	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DATED: July 28, 2020

By:	/s/ Pui Lan Patrick Tsang
Pui Lan Patrick Tsang

Malven Group Limited

By:	/s/ Pui Lan Patrick Tsang
Name:	Pui Lan Patrick Tsang
Title:	Director